March 3, 2006

Re:	Ingram Micro Inc. (File No. 001-12203)
Form 10-K: For the Year Ended January 1, 2005
Forms 10-Q: For the Quarterly Periods Ended April 2, July 2 and
October 1, 2005
Forms 8-K: Filed on April 28, July 28 and October 27, 2005

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
 Attention: Stephen G. Krikorian, Branch Chief - Accounting

Dear Mr. Krikorian:

     On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 23, 2006 relating to the above-referenced filings.

     I have recited the comments of the Staff in bold type below and have followed each comment with the response of the Company. Capitalized terms used but not defined herein have the meanings ascribed thereto in the above-referenced filings.

Prior Comment 1(b)

1.	Refer to the table provided in your response to prior comment 1 (b). With regard to the allowance for doubtful accounts, please explain your policies for recording expense and deductions to this account and the timing of write-offs of uncollectible accounts.With regard to the allowance for sales returns, we note the cumulative deductions in the three years presented are significantly less than the beginning balance reflected for 2002. Tell us the time period during which customers may make returns and provide a summary of the components of the reserve including when the sales return reserve was first established and the justification for continuing to carry the balance.

The Company provides allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company’s estimates are influenced by the following considerations:

Stephen G. Krikorian,
Branch Chief - Accounting
Securities and Exchange Commission
March 3, 2006

  the large number of customers and their dispersion across wide geographic areas;
  the fact that no single customer accounts for 10% or more of its net sales;
  a continuing credit evaluation of the Company’s customers’ financial conditions;
  aging of receivables, individually and in the aggregate;
  credit insurance coverage;
  value and adequacy of collateral received from the Company’s customers in certain circumstances; and
  the Company’s historical loss experience.

The Company applies these considerations as appropriate in providing for allowances for doubtful accounts, specifically, in its routine review of selected customer accounts and past due balances, and generally, with respect to the remainder of its customer account portfolio.

The Company continually monitors the allowance and makes changes in its estimates, as considered necessary to reflect changes in the financial condition of its customers or other unanticipated events, which may affect their ability to make payments.

Accounts are written-off and deducted from the allowance when collection efforts on an individual account have been exhausted and the amount due, or a portion thereof, are deemed uncollectible. This determination is dependent upon various factors including: follow-up collection efforts and the Company’s ability to negotiate payment plans or recoveries through bankruptcy or liquidation proceedings, credit insurance, guarantees and other collateral collection efforts. In addition, the different jurisdictions in which the Company conducts business have various mandatory procedures for pursuing and perfecting claims. All of these factors can take a protracted period of time, up to several years in some cases. Hence, the allowance for doubtful accounts balance at any given period-end may represent bad debt write-offs that are expected to be recorded over several periods.

With regards to allowance for sales returns, generally customers are allowed to return product under the terms of their applicable agreements for a limited period

Stephen G. Krikorian,
Branch Chief - Accounting
Securities and Exchange Commission
March 3, 2006

of time after the initial sale, generally not more than 90 days. Longer return periods are provided to a limited number of customers which represent a small percentage of the Company’s consolidated revenues. As of each balance sheet date, in compliance with SAB Topic 13A (4)(b), the Company provides an allowance for estimated future sales returns, which considers the periods allowed for returns, the average lag time for sales returns, and historical return rates, which the Company monitors routinely and adjusts as necessary to evaluate the adequacy of the recorded allowance for sales returns. The Company reflects the period impact to its income statement on a transactional basis by processing customer returns directly to the contra-revenue and cost of sales accounts rather than the allowance for sales returns on the balance sheet. At each period-end, the balance sheet allowance account, which represents the gross margin impact of the sales returns, is analyzed, and adjusted as necessary, to reflect the effect of anticipated future sales returns based on the current information available. Any adjustments made to the allowance for sales returns account during the period are reflected as increases or decreases to revenues and cost of sales for the period.

The additions and deductions reflected in the schedule as outlined in the Company’s January 31, 2006 response to question 1(b) reflect only the net increases and decreases, respectively, in the allowance for sales returns balance sheet accounts for each period recorded in the Company’s general ledgers, rather than the gross returns activity, which is processed directly to our income statement accounts on a transactional basis.

The decreases in the allowance for sales returns from 2002 to 2004 reflect the Company’s lower returns experience in recent periods. The Company’s gross sales returns for fiscal years 2002, 2003, and 2004 were $_____, $_____, and $_____ respectively, which represented ___%, ___%, and ___%, respectively, of sales for such years. Taking into account the above-noted factors and the Company’s historical product gross margins, the Company believes its balances for allowance for sales return at the end of fiscal years 2002, 2003 and 2004 are reasonably stated.

2.	Also with regard to the allowance for sales returns, we noted that historically your deductions (actual returns) significantly exceed charges (estimated returns). Tell us how you have considered this

Stephen G. Krikorian,
Branch Chief - Accounting
Securities and Exchange Commission
March 3, 2006

trend in determining that you are able to reasonably estimate returns in accordance with SFAS 48.

The Company respectfully directs your attention to its response above. The additions and deductions to the allowance for sales returns as outlined in the Company’s January 31, 2006 response to question 1(b) is the net change in the reserve during the period. As of each balance sheet date, in compliance with SAB Topic 13A (4)(b), the Company provides an allowance for estimated future sales returns, which considers the periods allowed for returns, the average lag time for sales returns, and historical return rates, which the Company monitors routinely and adjusts as necessary to evaluate the adequacy of the recorded sales returns. In this regard, the Company’s actual sales returns have not significantly exceeded the Company’s estimated allowance for sales returns. The decreases in the allowance for sales returns from 2002 to 2004 reflect the Company’s lower returns experience in recent periods. The Company believes that its accounting for return rights complies with the criteria set forth in paragraph 6 of SFAS 48 as its actual sales returns have been in line with its estimated sales returns.

* * * * *

Stephen G. Krikorian,
Branch Chief - Accounting
Securities and Exchange Commission
March 3, 2006

     Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or responses.

Sincerely,

/s/ Larry C. Boyd

Larry C. Boyd
Senior Vice President,
Secretary and General Counsel

cc:	Tamara Tangen (SEC) Randal S. Vallen (PricewaterhouseCoopers) Paul C. Sung (PricewaterhouseCoppers) Winthrop Conrad (Davis Polk & Wardwell) Lily Y. Arevalo (Ingram Micro)